FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 24, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 9 dated October 22, 2015, Supplement No. 10 dated November 12, 2015 and Supplement No. 11 dated November 18, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement to purchase a multifamily community.

Probable Real Estate Investment

The Denver Property

On November 18, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in the greater Denver, Colorado area (the “Denver Property”) from an unaffiliated seller. The Denver Property is a multifamily community with 300 units located on an approximately 20-acre site with amenities, including but not limited to a pool and fitness center.

Pursuant to the agreement, we are obligated to make earnest money deposits of up to $1.0 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.0 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Denver Property only after satisfaction of agreed upon closing conditions. The purchase price of the Denver Property is approximately $60.3 million plus closing costs. We intend to fund the purchase of the Denver Property with proceeds from this offering.

The Denver Property encompasses approximately 293,000 rentable square feet. The Denver Property was constructed in 1984 and is currently 97.3% leased. The average occupancy rate of the Denver Property during each of the last three years was as follows:

Year	Average Occupancy Rate
2014	94.6%
2013	95.5%
2012	95.2%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last three years for the Denver Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,127
2013	$1,089
2012	$969

The seller of the Denver Property was unable to provide the average occupancy rate and the average effective monthly rental rate per unit for 2010 and 2011. We believe that the Denver Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Denver Property. We intend to upgrade common amenities and unit interiors.

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